Morgan, Lewis & Bockius LLP

101 Park Avenue

New York, NY 10178

July 2, 2015

United States Securities and Exchange

Commission Division of Corporation Finance

Washington, D.C. 20549

Attention:	Amanda Ravitz
Assistant Director

Re:	Delcath Systems, Inc.
Registration Statement on Form S-1
Filed on June 15, 2015
File No. 333-204979

Dear Ms. Ravitz:

On behalf of our client, Delcath Systems, Inc. (the “Company”), set forth below is the Company’s response to the comments contained in the letter dated June 29, 2015 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), which relates to the Company’s Registration Statement on Form S-1 filed on June 15, 2015 (the “Registration Statement”). The Company is filing Amendment No. 1 to the Registration Statement (the “First Amendment”) simultaneously with this letter. All references to page numbers in the responses below are to page numbers in the First Amendment. In order to facilitate your review, we have repeated each comment (each, a “Comment”) in its entirety in the original numbered sequence.

Capitalized terms used in this letter but not defined herein have the meanings given to them in the First Amendment. Information provided in this letter on behalf of the Company has been provided to us by the Company.

Prospectus

1.	Please provide the information required by Item 505 of Regulation S-K in an appropriate location in your prospectus. See Item 5 of Form S-1.

Response: In response to the Staff’s comment, the Company has added the disclosure on page 69 of the First Amendment.

Use of Proceeds, page 35

2.	Your disclosure currently indicates that you will use the net proceeds of your offering for the clinical and regulatory development of clinical studies and identifies the various studies for which the proceeds will be used. Please expand your disclosure to specify what steps in the clinical and regulatory development will be achieved with the proceeds from your offering, what steps will remain until commercialization, what amount of additional financing will be required to accomplish any remaining steps, and what the anticipated sources of the financing are. To the extent proceeds will be used to complete a portion of a clinical trial, please disclose what the application of the offering proceeds will allow you to accomplish in the trial. Please also disclose which of your products the offering proceeds will allow you to commercialize and which regulatory approvals your offering proceeds will allow you to seek.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 35 of the First Amendment. In addition, the Company acknowledges the Staff’s comment about quantifying the amount of additional financing required by the Company to accomplish any remaining steps to commercialization and advises

Securities Exchange Commission

July 2, 2015

the Staff that given the early stage of development of the Company’s product candidates and the unpredictability of clinical trials, the Company is not able to meaningfully quantify the amount of additional financing required to reach commercialization. Furthermore, the Company believes that an estimate of additional financing required would be misleading to stockholders based on the inherent uncertainty in such an estimate.

3.	Please also disclose the solicitation fee disclosed on page 69 that you will pay to the underwriters upon the exercise of any warrants sold in your offering and having an expiration equal to or less than 18 months, and ensure that your net proceeds disclosure also reflects the payment of those solicitation fees.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 35 of the First Amendment.

Description of Securities We Are Offering, page 59

4.	Please reconcile your disclosure in this section that each unit consists of one share of common stock and one Series A Warrant and that you are also offering Series B Warrants, each to purchase one unit, with your disclosure on your prospectus cover page and fee table that each unit consists of one share of common stock, one Series A Warrant and one Series B Warrant.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 59 of the First Amendment.

Underwriting, page 69

5.	We note your disclosure on page 59 that the underwriters will receive Series B Warrants for each unit sold in your offering. Please ensure that you disclose all forms of underwriter’s compensation in accordance with Item 508(f) of Regulation S-K in the appropriate locations in your prospectus. If you will be issuing Series B Warrants to the underwriters please tell us, with a view toward clarified disclosure in your fee table, if you are registering those securities, and any underlying securities, as part of your offering.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 59 and 69 of the First Amendment. The Company is not issuing Series B Warrants to the underwriter.

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Please contact the undersigned at (212) 309-6147 if you have any questions regarding the foregoing.

Very truly yours,

Steven A. Navarro

cc: Delcath Systems, Inc.